Exhibit 12
STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
WHITNEY HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended December 31
(dollars in thousands)	2008	2007	2006	2005	2004

Net income	$58,585	$151,054	$144,645	$102,349	$97,137
Income tax expense	19,138	74,310	69,164	43,007	43,198

Income before income taxes	$77,723	$225,364	$213,809	$145,356	$140,335

Fixed charges:
Interest on short-term and other borrowings	$28,625	$33,314	$23,085	$16,534	$6,017
Interest within rent expense (1)	3,661	3,262	2,510	1,714	1,402

Fixed charges excluding interest on deposits	32,286	367,576	25,595	18,248	7,419
Interest on deposits	91,596	163,000	122,075	64,452	34,665

Fixed charges including interest on deposits	$123,882	$199,576	$147,670	$82,700	$42,084

Preferred dividends (2)	—	—	—	—	—

Earnings for ratio computations:
Excluding interest on deposits	$51,424	$261,940	$239,404	$163,604	$147,754
Including interest on deposits	$143,020	$424,940	$361,479	$228,056	$182,419

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.41	7.16	9.35	8.97	19.92
Including interest on deposits	1.63	2.13	2.45	2.76	4.33

Ratio of earnings to fixed charges and preferred dividends:
Excluding interest on deposits	3.41	7.16	9.35	8.97	19.92
Including interest on deposits	1.63	2.13	2.45	2.76	4.33

(1)	Estimated to be one-third of rent expense.

(2)	The Series A Preferred Stock was issued on December 19, 2008, but no dividends were declared or paid in 2008. The first dividend payment will be $2,333 and the payment will be made on February 17, 2009.